Registration No. 333 -

As filed with the Securities and Exchange Commission on December 4, 2006

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
     THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                -----------------

                       Sterlite Industries (India) Limited
   (Exact name of issuer of deposited securities as specified in its charter)

                                -----------------

                                      [N/A]
                   (Translation of issuer's name into English)

                                -----------------

                                Republic of India
            (Jurisdiction of incorporation or organization of issuer)

                       ----------------------------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                -----------------

                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6763
    (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                -----------------

                              CT Corporation System
                         111 Eighth Avenue (13th floor)
                            New York, New York 10011
                                 (212) 894-8940
               (Address, including zip code, and telephone number,
                   including area code, of agent for service)

                       ----------------------------------

                                   Copies to:
      Michael W. Sturrock, Esq.                     Herman H. Raspe, Esq.
      Anthony J. Richmond, Esq.               Patterson Belknap Webb & Tyler LLP
        Latham & Watkins LLP                     1133 Avenue of the Americas
80 Raffles Place, #14-20 UOB Plaza 2               New York, New York 10036
         Singapore 048624

                       ----------------------------------

It is proposed that this filing become effective under Rule 466:
                                                   |_|  immediately upon filing.
                                                   |_|  on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : |X|

                       ----------------------------------

                         CALCULATION OF REGISTRATION FEE

-----------------------------------------------------------------------------------------------------------------------------
                                                               Proposed Maximum     Proposed Maximum
       Title of Each Class of              Amount to be         Aggregate Price    Aggregate Offering        Amount of
     Securities to be Registered            Registered             Per Unit*             Price**          Registration Fee
-----------------------------------------------------------------------------------------------------------------------------
American Depositary Shares, each
representing one (1) equity share of       400,000,000              $5.00            $20,000,000.00           $2,140.00
Sterlite Industries (India) Limited
-----------------------------------------------------------------------------------------------------------------------------

*     Each unit represents 100 American Depositary Shares.
** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

--------------------------------------------------------------------------------
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

                                            Location in Form of American
                                            Depositary Receipt ("Receipt")
Item Number and Caption                     Filed Herewith as Prospectus
-----------------------                     ----------------------------

1.   Name of Depositary and address of its  Face of Receipt -  Introductory
     principal executive office             Article.

2.   Title of Receipts and identity of      Face of Receipt - Top Center.
     deposited securities

Terms of Deposit:

     (i)    The amount of deposited         Face of Receipt - Upper right
            securities represented by one   corner.
            American Depositary Share
            ("ADSs")

     (ii)   The procedure for voting, if    Reverse of Receipt - Paragraphs (16)
            any, the deposited securities   and (17).

     (iii)  The collection and              Reverse of Receipt - Paragraph (14).
            distribution of dividends

     (iv)   The transmission of notices,    Face of Receipt  - Paragraph (13);
            reports and proxy soliciting    Reverse of Receipt - Paragraph (16).
            material

     (v)    The sale or exercise of rights  Reverse of Receipt - Paragraphs (14)
                                            and (16).

     (vi)   The deposit or sale of          Face of Receipt - Paragraphs (3) and
            securities resulting from       (6);
            dividends, splits or plans of   Reverse of Receipt - Paragraphs (14)
            reorganization                  and (18).

     (vii)  Amendment, extension or         Reverse of Receipt - Paragraphs (22)
            termination of the deposit      and (23) (no provision for
            agreement                       extensions).

     (viii) Rights of holders of Receipts   Face of Receipt - Paragraph (13).
            to inspect the transfer books
            of the Depositary and the list
            of holders of ADSs

                                            Location in Form of American
                                            Depositary Receipt ("Receipt")
Item Number and Caption                     Filed Herewith as Prospectus
-----------------------                     ----------------------------

     (ix)   Restrictions upon the right to  Face of Receipt - Paragraphs (2),
            deposit or withdraw the         (3), (4), (6), (7), (9) and (10).
            underlying securities

     (x)    Limitation upon the liability   Face of Receipt - Paragraph (7);
            of the Depositary               Reverse of Receipt - Paragraphs (19)
                                            and (20).

     (xi)   Fees and charges which may be   Face of Receipt - Paragraph (10).
            imposed directly  or
            indirectly on holders of ADSs

Item 2. AVAILABLE INFORMATION               Face of Receipt - Paragraph (13).

      The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the United States Securities and Exchange Commission (the "Commission"). These reports can be retrieved from the Commission's website (www.sec.gov), and can be inspected by holders of ADSs and copied at public reference facilities maintained by the Commission located at 100 F Street, N.E., Washington D.C. 20549, and at the principal executive office of the depositary.

                                   PROSPECTUS

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the Form of Deposit Agreement filed as Exhibit (a) to this Registration Statement on Form F-6 and is incorporated herein by reference.

                                  PART II

                  INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

      (a) Form of Deposit Agreement, by and among Sterlite Industries (India) Limited (the "Company"), Citibank, N.A., as depositary (the "Depositary"), and all Holders and Beneficial Owners of American Depositary Shares issued thereunder ("Deposit Agreement"). ___ Filed herewith as Exhibit (a).

      (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. ___ None.

      (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. ___ None.

      (d) Opinion of counsel for the Depositary as to the legality of the securities to be registered. ___ Filed herewith as Exhibit (d).

      (e)   Certificate under Rule 466. ___ Not applicable.

      (f) Powers of Attorney for certain officers and directors and the authorized representative of the Company. ___ Set forth on the signature pages hereto.

Item 4. UNDERTAKINGS

      (a) The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADSs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

      (b) If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, by and among Sterlite Industries (India) Limited, Citibank, N.A., as depositary, and all Holders and Beneficial Owners of American Depositary Shares to be issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 4th day of December, 2006.

                                        Legal entity created by the Deposit
                                        Agreement under which the American
                                        Depositary Shares registered hereunder
                                        are to be issued, each American
                                        Depositary Share representing one (1)
                                        equity share, par value Rs. 2 per equity share, of Sterlite Industries (India) Limited.

                                        CITIBANK, N.A., solely in its capacity
                                        as Depositary


                                        By: /s/ Susan A. Lucanto
                                            ------------------------------------
                                            Name:  Susan A. Lucanto
                                            Title: Vice President

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, Sterlite Industries (India) Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Mumbai, India, on December 4, 2006.

                                        Sterlite Industries (India) Limited


                                        By: /s/ Dindayal Jalan
                                            ------------------------------------
                                            Name: Dindayal Jalan
                                            Title: Chief Financial Officer

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Mr. Tarun Jain, Mr. Dindayal Jalan and Mr. Dhanpal Arvind Jhaveri to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on December 4, 2006.

          Signature                                    Title


/s/ Anil Agarwal
-----------------------------
Anil Agarwal                            Non-Executive Chairman


/s/ Navin Agarwal
-----------------------------           Executive Vice-Chairman
Navin Agarwal                           (principal executive officer)


/s/ Dindayal Jalan                      Chief Financial Officer
-----------------------------           (principal financing officer and
Dindayal Jalan                          principal accounting officer)


/s/ Kuldip Kumar Kaura
-----------------------------
Kuldip Kumar Kaura                      Managing Director and Chief Executive
                                        Officer


/s/ Tarun Jain
-----------------------------
Tarun Jain                              Whole Time Director


/s/ Dwarka Prasad Agarwal
-----------------------------
Dwarka Prasad Agarwal                   Non-Executive Director


/s/ Berjis Minoo Desai
-----------------------------
Berjis Minoo Desai                      Non-Executive Director


/s/ Gautam Bhailal Doshi
-----------------------------
Gautam Bhailal Doshi                    Non-Executive Director

          Signature                                    Title


/s/ Sandeep H. Junnarkar
-----------------------------
Sandeep H. Junnarkar                    Non-Executive Director


/s/ Ishwarlal Patwari
-----------------------------
Ishwarlal Patwari                       Non-Executive Director


/s/ Donald J. Puglisi
-----------------------------
Donald J. Puglisi
Managing Director                       Authorized Representative in the U.S.
Puglisi & Associates

                                Index to Exhibits

                                                                   Sequentially
Exhibit                 Document                                   Numbered Page
-------                 --------                                   -------------
(a)                     Form of Deposit Agreement
(d)                     Opinion of counsel to the Depositary